November 16, 2017

Harvest Volatility Edge Trust

420 Lexington Ave., Suite 2620

New York, New York 10170

Ladies and Gentlemen:

We hereby agree to purchase from Harvest Volatility Edge Trust (the “Trust”), on a date to be specified by the Trust, and prior to the effective date of the Trust’s Registration Statement on Form N-1A, 10,000 shares of beneficial interest of the Trust’s initial series at the price of $10.00 per share, for an aggregate price of $100,000, allocated proportionately among the Institutional Class Shares and Investor Class Shares of Harvest Edge Absolute Fund, Harvest Edge Equity Fund, and Harvest Edge Bond Fund. The shares are being purchased pursuant to Section 14 of the Investment Company Act of 1940, as amended, to serve as the initial capital for the Trust prior to its commencement of the public offering of its shares.

In connection with such purchase, we represent, warrant and agree that we, the purchaser, (i) intend to acquire the shares for our own account as the sole beneficial owner thereof and not with the view to the distribution hereof and (ii) have no present intention of redeeming or reselling the shares so acquired. We consent to the filing of this letter as an exhibit to the Registration Statement of the Trust on Form N-1A.

Very truly yours,

Harvest Volatility Management, LLC

/s/ Richard L. Selvala, Jr.
Name: Richard L. Selvala, Jr.
Title: Chief Executive Officer

420 Lexington Avenue   •   Suite 2620

New York, New York 10170

Phone: 646.843.4803   •   Fax: 646.843.4800